February 28, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Torrid Holdings Inc.

Registration Statement on Form S-3

Initial Filing Date February 16, 2024

File No. 333-277148

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Torrid Holdings Inc. (the “Company”) hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:00 p.m., Eastern Time, on March 1, 2024, or as soon thereafter as practicable.

The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. In connection with the foregoing request for acceleration of effectiveness, the Company hereby further acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

18501 East San Jose Avenue City of Industry, California 91748

Please contact Michael Kim, of Kirkland & Ellis LLP, special counsel to the Company, at (212) 446-4746, or Asher A. Qazi of Kirkland & Ellis LLP, special counsel to the Company, at (212) 390-4462, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Bridgett C. Zeterberg
Bridgett C. Zeterberg
Chief Human Resources Officer/Chief
Legal Officer and Corporate Secretary

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